Comdisco, Inc. and Subsidiaries
                                                                      Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)



                                                                                Nine months ended
                                                                                        June 30     For the years ended September 30
                                                                                     ------------   --------------------------------
                                                                                      1997   1996   1996   1995   1994   1993   1992
                                                                                     -----   ----   ----   ----   ----   ----   ----
Fixed charges
  Interest expense <F1> ...........................................................   $223   $197   $267   $278   $266   $295   $355

  Approximate portion of
    rental expense representative
    of an interest factor .........................................................      4      6      7     11     13     22     29
                                                                                      ----   ----   ----   ----   ----   ----   ----

  Fixed charges ...................................................................    227    203    274    289    279    317    384

Earnings from continuing operations
  before income taxes,
  extraordinary item, and cumulative
   effect of change in accounting principle,
   net of preferred stock dividends ...............................................    149    130    176    160     80    137     34
                                                                                      ----   ----   ----   ----   ----   ----   ----

Earnings from continuing  operations  before income taxes,  extraordinary  item, cumulative effect of change
   in accounting principle and fixed charges, net of
  preferred stock dividends .......................................................   $376   $333   $450   $449   $359   $454   $418
                                                                                      ====   ====   ====   ====   ====   ====   ====

Ratio of earnings to fixed charges                                                    1.66   1.64   1.64   1.55   1.29   1.43   1.09
                                                                                      ====   ====   ====   ====   ====   ====   ====

Rental expense:
  Equipment subleases .............................................................   $  5   $ 12   $ 14   $ 22   $ 30   $ 57   $ 77
  Office space, furniture, etc ....................................................      6      6      8     10      8      8     10
                                                                                      ----   ----   ----   ----   ----   ----   ----

     Total ........................................................................   $ 11   $ 18   $ 22   $ 32   $ 38   $ 65   $ 87
                                                                                      ====   ====   ====   ====   ====   ====   ====

     1/3 of rental expense.........................................................   $  4   $  6   $  7   $ 11   $ 13   $ 22   $ 29
                                                                                      ====   ====   ====   ====   ====   ====   ====


<F1> Includes  interest  expense  incurred by  continuity  and network  services and included in  continuity  and network  services  expenses on the  statements  of earnings.

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